Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our name in the Registration Statement on Form S-11 (No. 333-205684) filed by RW Holdings NNN REIT, Inc. and the related prospectus and any amendments or supplements thereto (collectively, the “Registration Statement”) and to the description of our role in the valuation process of real estate properties owned by RW Holdings NNN REIT, Inc. and its subsidiaries wherever appearing in the Registration Statement, including but not limited to, the references to our company under the heading “Net Asset Value Calculation and Valuation Procedures” in the Registration Statement.

February 16, 2018

CUSHMAN & WAKEFIELD WESTERN, INC.

By:	/s/ Justin Glasser
Name:	Justin Glasser
Title:	Managing Director